December 1, 2004

Maryse Mills-Apenteng
Division of Corporation Finance
Securities and Exchange Commission
4509 Fifth Street
Washington, D.C. 20549

                  PACEL CORPORATION
                  PRELIMINARY SCHEDULE 14C FILED NOVEMBER 12, 2004 FILE NO. 1-15647

Dear Ms. Mills-Apenteng:

         We have enclosed five (5) copies of the Preliminary Schedule 14C, each of which is marked to show changes in response to the comments contained in your letter of November 23, 2004. Our responses to your comments are in same order as the comments appeared in your letter.

ACTION 1-INCREASE IN AUTHORIZED CAPITAL STOCK
---------------------------------------------

         1. On page 4 of the Information Statement, in response to your comment we have made an additional disclosure that the Company has no present plans to issue any additional capital stock.

         2. Further on page 4, we have included substantial additional disclosures in response to your comment regarding the potential anti-takeover effect of an increase in authorized capital stock.

ACTION 2- PLAN OF INTERNAL REORGANIZATION
-----------------------------------------

         3. On page 4 and 5, we have expanded substantially disclosures on the business purpose and contextual background of the proposed reorganization.

         4. On page 5, we have included an explicit statement that the proposed reorganization will not have any direct consequences to the shareholders of the Company.

Maryse Mills-Apenteng
December 1, 2004
Page 2

ACTION 3- CHANGE OF CORPORATE DOMICILE
--------------------------------------

         5. We have made additional disclosures on pages 5 and 6 which we believe are responsive to your comments.

ACTION 4- APPROVAL OF EMPLOYMENT AGREEMENT
------------------------------------------

         6. We have decided to omit the shareholder approval of the Employment Agreement of Gary Musselman and retain the proposal to approve the David Calkins Employment Agreement. The Musselman agreement was approved by directors of Pacel Corporation, David Calkins and his wife Kay Calkins, who are disinterested directors in the subject transaction. However, Mr. Calkins' Employment Agreement was not approved by disinterested directors, inasmuch as Mr. Calkins and his wife are currently the only directors. Accordingly, management considered its prudent to obtain shareholder approval. Additional disclosure to that effect, as well a summary of the material provisions of Mr. Calkins' Employment Agreement, are contained on pages 5 and 6.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND FIVE PERCENT STOCKHOLDER
--------------------------------------------------------------------------------

         7. In response to your comment, we have added footnotes to the tabular presentation on page 8 disclosing the individuals who have voting and dispositive control for each of Compass Capital Group; Kentan Ltd; Reef Holdings Ltd; and Yanzu, Inc.

         We believe we have been fully responsive to your comments. Please advise that we may proceed to the filing and distribution of the definitive Information Statement. Thank you for your assistance in this matter.

                                                 Very truly yours,


                                                Robert C. Laskowski

/rcl
enclosures
cc:      Gary Musselman